UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Flamel Technologies

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX

FLAMEL TECHNOLOGIES S.A.

			Page
Part I: Financial Information

Item. 1 Financial Statements (Unaudited)

a	)	Condensed Consolidated Statements of Operations Nine months ended September 30, 2004 and 2003.	4

b	)	Condensed Consolidated Statements of Operations Three months ended September 30, 2004 and 2003.	5

c	)	Condensed Consolidated Balance Sheets September 30, 2004 and December 31, 2003.	6

d	)	Condensed Consolidated Statements of Cash Flows Nine months ended September 30, 2004 and 2003.	7

e	)	Consolidated Statement of Shareholders’ Equity.	8

f	)	Notes to Condensed Consolidated Financial Statements.	9

Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations 11

Part II: Other Information

Item. 6 Exhibits

See notes to unaudited consolidated financial statements.

FLAMEL TECHNOLOGIES S.A.

Item. 1 Financial Statements (Unaudited)

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of dollars)

	Nine months ended
	Sept 30,
	2003	2004
Revenue:
License and research revenue	$10,504	$33,099
Product sales and services	2,800	2,993
Other revenues	594	600

Total revenue	13,898	36,692

Costs and expenses:
Cost of goods and services sold	(2,694)	(2,629)
Research and development	(13,514)	(24,446)
Selling, general and administrative	(3,818)	(4,320)
Stock compensation expense	(14)	(1,481)

Total costs and expenses	(20,040)	(32,876)

Profit (loss) from operations	(6,142)	3,816
Interest income, net	207	1,411
Foreign exchange gain (loss)	(236)	30
Other income	999	308

Income, (loss) before income taxes	(5,172)	5,565
Income tax benefit (expenses)	(21)	(23)

Net income, (loss)	$(5,192)	$5,542

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.27)	$0.26
Diluted earnings (loss) per share	$(0.27)	$0.23

Weighted average number of shares outstanding (in thousands):
Basic	19,292	21,434
Diluted	19,292	24,182

See notes to unaudited consolidated financial statements.

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(Amounts in thousands of dollars )

	Three months ended
	September 30,
	2003	2004
Revenue:
License and research revenue	$4,245	$12,261
Product sales and services	899	875
Other revenues	222	212

Total revenue	5,366	13,348

Costs and expenses:
Cost of goods and services sold	(883)	(914)
Research and development	(4,989)	(8,555)
Selling, general and administrative	(1,467)	(1,406)
Stock compensation expense	(10)	(356)

Total costs and expenses	(7,349)	(11,231)

Profit (loss) from operations	(1,983)	2,117
Interest income, net	65	444
Foreign exchange gain (loss)	57	12
Other income	(8)	227

Income, (loss) before income taxes	(1,869)	2,800
Income tax benefit (expenses)	—	—

Net income, (loss)	$(1,869)	$2,800

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.11)	$0.13
Diluted earnings (loss) per share	$(0.11)	$0.12

Weighted average number of shares outstanding (in thousands):
Basic	19,292	21,434
Diluted	19,292	24,182

See notes to unaudited consolidated financial statements.

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Amounts in thousands of dollars)

	December 31,	September 30,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$109,617	$95,697
Accounts receivable	8,367	7,737
Inventory	1,057	1,301
Prepaid expenses and other current assets	1,694	3,378

Total current assets	120,735	108,113

Property and equipment, net	5,085	16,007
Other assets:
Research and development tax credit receivable	1,348	1,324
Other long-term assets	84	130

Total other assets	1,432	1,454

Total assets	$127,252	$125,574

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$—
Current portion of capital lease obligations	257	281
Accounts payable	4,397	4,879
Current portion of deferred revenue	9,623	14,092
Advances from customers	344	309
Accrued expenses	3,159	3,259
Other current liabilities	88	281

Total current liabilities	17,868	23,101

Long-term debt, less current portion	1,675	1,645
Capital lease obligations, less current portion	261	665
Deferred revenue, less current portion	14,200	1,125
Other long-term liabilities	1,187	952

Total long-term liabilities	17,323	4,387

Commitments and contingencies:	—	—
Shareholders’ equity:
Ordinary shares: 21,391,590 issued and outstanding at December 31, 2003 and 21,651,590 at September 30, 2004	3,081	3,120
Additional paid-in capital	147,679	148,269
Accumulated deficit	(59,875)	(54,333)
Deferred compensation	(2,388)	(1,126)
Accumulated other comprehensive income (loss)	3,564	2,156

Total shareholders’ equity	92,061	98,086

Total liabilities and shareholders’ equity	$127,252	$125,574

Note: The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date.

See notes to unaudited consolidated financial statements.

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(Amounts in thousands of dollars )

	Nine months ended
	September 30,
	2003	2004
Cash flows from operating activities:
Net income (loss)	$(5,192)	$5,542
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,239	1,667
Gain on disposal of property and equipment	(373)	—
Grants recognized in other income	(870)	—
Stock compensation expense	4	1,482
Provision for accounts receivables and others	—	200
Increase (decrease) in cash from:
Accounts receivable	(478)	355
Inventory	(122)	(259)
Prepaid expenses and other current assets	(1,178)	(1,694)
Deferred revenue	114	(8,089)
Accounts payable	847	552
Accrued expenses	255	317
Research and development tax credit receivable	276	—
Other long-term assets and liabilities	178	(48)

Net cash provided by (used in) in operating activities.	(5,300)	25

Cash flows from investing activities:
Purchases of property and equipment	(800)	(12,624)
Proceeds from disposal of property and equipment	375	223

Net cash provided by (used in) in investing activities.	(425)	(12,401)

Cash flows from financing activities:
Repayment of loans or advances	—	—
Proceeds from loans or capital leases	136	662
Principal payments on capital lease obligations	(164)	(257)
Cash proceeds from sale of ordinary shares	11,698	—
Cash proceeds from issuance of ordinary shares and warrants	—	629

Net cash provided by financing activities	11,670	1,034

Effect of exchange rate changes on cash and cash equivalents.	1,604	(2,578)
Net increase (decrease) in cash and cash equivalents	7,549	(13,920)
Cash and cash equivalents, beginning of period	14,527	109,617

Cash and cash equivalents, end of period	$22,076	$95,697

See notes to unaudited consolidated financial statements.

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED SHAREHOLDER’S EQUITY
(Unaudited)

(Amounts in thousands of dollars except share data)

						Accumulated
			Additional			Other Com-
			Paid-in	Accumulated	Deferred	prehensive	Shareholders
	Share	Amount	Capital	Deficit	Compensation	Income	Equity
Balance January 1, 2004	21,391,590	$3,081	$147,679	$(59,875)	$(2,388)	$3,564	$92,061
Issuance of ordinary shares at €1,96($2,42)(*)	260,000	39	590				629
Amortization of deferred compensation	—	—	—	—	1,262	—	1,262
Net income	—	—	—	5,542	—	—	5,542
Other comprehensive income
Translation adjustment	—	—	—	—	—	(1,408)	(1,408)
Comprehensive income

Balance September 2004	21,651,590	$3,120	$148,269	$(54,333)	$(1,126)	$2,156	$98,086

(*) Average issuance price

See notes to unaudited consolidated financial statements.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (US GAAP) for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

     The preparation of consolidated financial statements in conformity with USGAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.

     2. REVENUES

     2.1 License research and consulting agreements.

     In accordance with the license agreement signed with Servier in December 2001, the Company recognized research and development revenues of $225,000 and licensing fees of $1,040,000 for the first nine months of 2004.

     In accordance with the license agreement signed with SB Pharma Purto Rico Inc. (GlaxoSmithKline) in March 2003, the Company recognized research and development revenues of $4,777,000 and licensing fees of $2,590,000 for the first nine months of 2004. The licensing fees include a milestone payment of $2,024,000 related to results achieved in September 2004.

     In accordance with the license agreement signed with Biovail in February 2003, the Company recognized research and development revenues of $596,000 and licensing fees of $142,000 for the first nine months of 2004.

     In accordance with the license agreement signed with Bristol-Myers Squibb (“BMS”) in August 27, 2003, the Company recognized research and development revenues of $8,300,000 and licensing fees of $12,349,000 for the first nine months of 2004. The licensing fees include a milestone payment of $5,021,000 related to results achieved in March 2004. Due to the termination of the licensing agreement with Bristol Myers Squibb dated September 16th, 2004, the licensing fees includes $7,328,000 of amortization of the initial up-front payment received in November 2003 (of which $2,332,000 relates to quicker amortization starting with September 17th).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

     In accordance with the license agreement signed with TAP, the Company recognized research and development revenues of $1,995,000 and licensing fees of $583,000 for the first nine months of 2004. The licensing fees include a milestone payment of $520,000 related to results achieved in September 2004.

     The Company recognized research and development revenues on feasibility studies with undisclosed partners for an amount of $625,000 for the first nine months of 2004.

     2.2 Other revenues.

     In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $600,000 corresponding to the royalties for the nine-month period ended September 30, 2004.

     4. INVENTORY

     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows :

( In thousands of U.S. dollars)	Sept, 2004
Raw materials	946
Finished goods	355

Inventories, net	1,301

     5. SHAREHOLDERS’ EQUITY

     Over the 2004 first nine months, as a result of exercises of stock options, the Company issued 260,000 ordinary shares, nominal value €0,122 ($0,149) per share.

     6. EMPLOYEE STOCK-OPTION PLANS

     During the 2004 nine-month period, 333,000 options were granted to new employees and senior employees with a four year vesting period.

FLAMEL TECHNOLOGIES S.A.

ITEM. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Results of Operations

     Revenues for the first nine months ended September 30, 2004 increased to $36.7 million, compared to $13.9 million for the same 2003 period.

     License and research revenue for the nine months ended September 30, 2004 of $33.1 million included $20.6 million from Bristol-Myers Squibb, $7.4 million from GlaxoSmithKline, $2.5 million revenue from TAP, $1.2 million revenue from Servier, $0.7 revenue from Biovail and $0.7 million from feasibility studies with other partners.

     License and research revenue for the first nine months of 2003 of $10.5 million largely consisted of revenues from GlaxoSmithKline ($4.4 million), Servier ($2.8 million), BMS ($0.8 million), Corning ($0.3 million) and undisclosed partners.

     Other revenues for the nine months ended September 30, 2004 consisted of royalties from Corning.

     No significant other income have been recorded in the first nine months of 2004.

     Other income in 2003 included the sale of equipment from the Company’s pilot plant in Vénissieux for $378,000, and $772,000 in French government grants.

     Revenues from product sales and services were $3 million in the first nine months of 2004, compared to 2.8 million for the same period in 2003, reflecting concentration of the production on the first months of 2004. Starting with third quarter 2004, a transition away from contract manufacturing activities is planned.

     Total operating costs for the nine months ended September 30, 2004 amounted to $32.9 million, up from $20 million in the comparable 2003 period, largely as a result of increasing clinical and preclinical study work, primarily related to projects developed internally and also with our partners, as well as the increase of 10% in the value of the Euro against the U.S. dollar versus the year ago period.

     Overall, the Company has a profit of $5.5 million for the nine months ended September 30, 2004 compared to a loss of $(5.2) million in the comparable period in 2003.

     As a result of fluctuations in the amount of quarterly revenues, which may arise from the signing of research collaborations, license agreements or other extraordinary transactions, interim results are not necessarily indicative of the operating results for the full year.

     Liquidity and Capital Resources

     On September 30, 2004 the Company had $95.7 million in cash, compared to $22.1 million in cash at the end of the first nine months 2003.

FLAMEL TECHNOLOGIES S.A.

ITEM. 6 Exhibits

     99.1 Press Release dated September 16, 2004 (Flamel Technologies Announces Termination of License Agreement for Long-Acting Insulin)

     99.2 Press Release dated September 16, 2004 (Flamel Technologies Announces Initiation of Phase III trial for Micropump Formulation of a GlaxoSmithKline Product)

     99.3 Press Release dated September 16, 2004 (Flamel Technologies Announces the License of Flamel’s Micropump Technology to TAP Pharmaceutical Products Inc. for Lansoprazole)

FLAMEL TECHNOLOGIES S.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies
Dated: December 30, 2004	By:	/s/ Stephen Willard
		Name:	Stephen Willard
		Title:	Executive Vice President, Chief Financial Officer and General Counsel